

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

April 21, 2010

Via U.S. Mail

Tyler Richard
President and CEO
Southern Products, Inc.
505 E. Windmill Lane
Ste. 1B #186
Las Vegas, NV 89123

> **Re: Southern Products, Inc.**
> **Registration Statement on Form S-1**
> **Filed: March 25, 2010**
> **File No. 333-165692**

Dear Mr. Richard:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your use of graphics throughout the prospectus. To the extent applicable, please confirm that you have permission to use any third-party pictures or graphics. Delete any graphical representations of products or services you intend to create or provide unless you have already created or provided them. For all others, provide additional details about what the images mean to you.

2. Delete terms such as "dramatic," "rapidly," "wildly," "good," and "aesthetically pleasing" from the registration statement as such terms are unsubstantiable and do not assist investors in understanding your business.

Prospectus Cover Page, page 2

3. You may not make this primary offering on an "at the market" basis. As such, please remove revise the third paragraph to remove any suggestion that you will sell these shares at anything other than a fixed price. Make similar revisions in the final paragraph on page 5.

Summary, page 5

4. Please disclose your monthly "burn rate" in the first paragraph.

The offering, page 5

5. Please clarify your reference to selling shareholders. This offering does not appear to have a selling shareholder component. If a secondary offering is contemplated, revise substantially throughout to add applicable selling shareholder disclosure.

Risk Factors, page 7

6. Please delete the second and third sentences in your introductory paragraph or revise to include any material risks not disclosed.

7. Please add risk factors discussing the dilution risk to investors in both this offering and if you choose to make subsequent offerings and the added costs you will incur as a result of being a public company, and quantify those costs.

Because our sole officer and director, page 8

8. Please revise to state that your sole officer and director has no business experience. Alternatively, expand your discussion here and on page 33 to disclose specifically his business experience, regardless of how limited it may be.

9. In addition, please expand your discussion to include the fact that your sole officer and director has no experience managing a public company.

If we do not obtain additional financing, page 8

10. Please quantify your expected capital needs.

If demand for our products grows rapidly, page 8

11. Please explain what "generally cost effective" means and how the description is applicable to your manufacturing process.

Use of Proceeds, page 13

12. Please revise to provide uses of proceeds if you raise proceeds at 25%, 50% and 75% of the amount you are seeking.

13. Please confirm that the planned expenditures disclosed are listed in order of priority and, if true, revise your discussion to state that they are.

Company Overview, page 21

14. Disclose the number of prototypes you have built to date and discuss the manufacturing process you used and intend to use. We note in this regard an earlier reference to independent contractors.

15. Please substantiate your claim that the "popularity of beer pong has grown tremendously" or state that this is your belief.

Table Manufacturing Process, page 23

16. Since you do not appear to have commenced operations, refrain from referring to the characteristics or your tables as if they exist. Rather, clarify the anticipatory nature of your table design.

Competition, page 25

17. Please explain in greater detail how your costs per table are "relatively low" when compared to the costs per table of your competitors.

Product Development, page 30

18. Please disclose here and in the Summary section on page 5 your current inventory of beer pong tables and your plan to increase your saleable inventory to approximately ten to fifteen tables.

19. We note that you are in the process of manufacturing several themed tables with "popular university and sports themes." Please disclose whether you have considered any intellectually property right violations and liabilities.

20. We note your $4500 budget for the manufacture of tables. Please revise your

discussion to disclose the number of tables you expect to produce with this amount. If it is the ten to fifteen tables mentioned earlier in the discussion, please revise your budget discussion to provide a corresponding cost range.

21. Please disclose the source of your raw materials and the names of your principal suppliers.

Initial Marketing Efforts, page 30

22. We note that you intend to have your website online in one to two months. Please provide an estimate of the capital needed to build your site and your ongoing maintenance expense for the website.

Results of Operations, page 31

23. Revise to describe the types of expenses you incurred under general administrative expenses.

Certain relationships and Related Transactions, page 37

24. Describe the "certain" equipment that Mr. Richard gave in exchange of 1000 shares.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Rory Vohwinkel, Esq.
        Vohwinkel & Associates
        702-838-9132 *(facsimile)*